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Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Year Ended 12/29/2005	Year Ended 12/28/2006	Year Ended 12/27/2007	Year Ended 1/1/2009	Year Ended 12/31/2009	Qtr Ended 4/1/2010
Pretax Income	$152.3	$173.8	$601.5	$186.4	$157.2	$27.5
Fixed Charges
Interest Expense, net of capitalized interest	114.4	129.8	130.6	127.7	143.9	34.6
Interest Capitalized	0.7	0.8	1.2	0.7	0.3	—
Amortization of Debt Costs	5.2	5.6	6.1	7.0	8.9	2.1
One-third of Rent Expense	103.5	107.7	112.0	121.1	126.3	31.5
Total Fixed Charges	223.8	243.9	249.9	256.5	279.4	68.2
Earnings	376.1	417.7	851.4	442.9	436.6	95.7
Ratio of Earnings to Fixed Charges	1.7x	1.7x	3.4x	1.7x	1.6x	1.4x
Rent Expense	$310.5	$323.2	$335.9	$363.3	$378.8	$94.7

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RATIO OF EARNINGS TO FIXED CHARGES